Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

December 31, 2024

Mr. Nasreen Mohammed/Mr. Doug Jones/Ms. Rebekah Reed/Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed November 1, 2024
File No. 333-281589

Ladies and Gentlemen:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 27, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). We have filed an amendment No. 4 to the Form S-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Registration Statement on Form S-1 filed November 1, 2024

Risk Factors

We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock..., page 28

1.	Your response letter dated September 23, 2024 indicates that the size of the resale offering was determined in part “with a purpose of creating sufficient public float for market liquidity” and that the resale shares are exempt from lock-up arrangements to “be counted towards the Company’s public float and allow the Company to satisfy the initial listing requirements of the Nasdaq Capital Market.” Supplement this risk factor to explain that the resale offering is in part orchestrated to help you meet listing standards and address the potential impact it may have on your listing status moving forward. Include additional detail regarding the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq.

Response: The Company has amended page 28 of the Amendment in response to the Staff’s comments.

Business, page 54

2.

Please update your disclosure where appropriate throughout this section to reflect the passage of time. For example, we note that the “decrease in MCN revenue for the year ended December 31, 2023” appears to be a trend that has continued during 2024. We also note disclosure that you “expect to generate revenue in this [sports marketing] vertical in 2024” and that your “vision is to operate a region-wide advertising platform in multiple SEA countries, including Thailand, Vietnam, Indonesia, Philippines, Singapore, and Malaysia, by the end of 2024.” Revise to indicate the current status of these plans and strategies.

Response: The Company has amended pages 1, 11, 54, 56, 57, 59, and 75 of the Amendment in response to the Staff’s comments.

General

3.	We note your response to prior comment 1. Supplement your discussion of the background of the convertible note offering, including at pages ii, 4, 36, and 87, so that the information provided in such response is included within the prospectus itself. For example, we note that your disclosure regarding the note offering does not explain that binding term sheets were entered into by the selling stockholders prior to the execution of related securities purchase agreements. Disclose, if true, that the selling stockholders committed to purchase the notes pursuant to term sheets dated July 1, 2024, and August 12, 2024, and more fully explain when and why the term sheets and/or securities purchase agreements with certain investors (e.g., the four individuals and Grit Securities Limited) were terminated. Disclose the change in conversion price contemplated by the term sheets. Ensure that this additional information is provided within the “Selling Stockholders” section of the resale prospectus beginning at page Alt-3 as well. Additionally, file the executed term sheets with the selling stockholders as exhibits to the registration statement. In this regard, we note that the term sheet with Grit Multi-Strategies Investment Company Limited included within Exhibit A to your response letter dated December 6, 2024 appears to have the incorrect signature page.

Response: The Company has amended pages ii, 4, 36, 87 of the Amendment and filed the executed term sheets with the selling stockholders as exhibits in response to the Staff’s comments.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Kriangkrai Chaimongkol